

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

<u>Via E-Mail</u>
Stephen Miller
Chief Executive Officer
Eclipse Identity Recognition Corporation
15732 Los Gatos Blvd. pmb 525
Los Gatos, CA 95032

>   **Re: Eclipse Identity Recognition Corporation**
>   **Current Report on Form 8-K**
>   **Filed April 9, 2013**
>   **Amendment No. 1 to Current Report on Form 8-K**
>   **Filed July 5, 2013**
>   **File No. 333-175792**

Dear Mr. Miller:

       We issued comments on the above captioned filing on July 17, 2013. On August 19, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

       As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

       You may contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 if you have any questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): William L. Macdonald, Esq.